EMPRESAS ICA, S.A.B. DE C.V.

February 13, 2015

VIA EDGAR TRANSMISSION

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-11080

Dear Ms. Rocha:

By letter dated December 18, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the response letter dated October 31, 2014 submitted by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

(All amounts are expressed in thousands of Mexican pesos, except earnings per share)

Form 20-F for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements, page F-1

Note 7. Customers, page F-49

1.	We note your response to comment 5, from our letter dated July 22, 2014, and refer to your proposed modified disclosure of amounts past due but not impaired. To the extent that your modified disclosure no longer includes costs and estimated earnings in excess of billings on uncompleted contracts, please tell us the reason that amounts comprising up to 120 days, at December 31, 2013, increased, rather than decreased, from your original disclosure.

Response:

We respectfully inform the Staff that in our letter dated October 31, 2014, we replied that the amount of accounts receivable past due up to 120 days but not impaired would be modified to Ps.3,526,646 thousand and Ps.2,532,639 thousand at December 31, 2013 and 2012, respectively. In our response to your previous letter, in addition to removing the cost and estimated earnings in excess of billings on uncompleted contracts of Ps.1,863,598 and Ps.6,606,703, respectively, we included accounts receivable from 0 – 30 days of Ps.2,038,176 and Ps. 2,866,594, respectively, as shown below:

December 31,
2013	2012

Amount shown in Form 20F (30 – 120 days)	Ps.	3,352,068	Ps.	6,272,748
Plus:
Accounts receivable 0-30 days (including cost and estimated earnings in excess of billings on uncompleted contracts)		2,038,176		2,866,594
Less:
Cost and estimated earnings in excess of billings on uncompleted contracts (0 - 120 days)		(1,863,598)		(6,606,703)

Total accounts receivable 0 – 120 days	Ps.	3,526,646	Ps.	2,532,639

In further analysis of both our response and the related disclosure which it encompasses, we determined that the table in discussion in fact presents the aging of our billings on contract rather than accounts receivable that are past due but not impaired as required by IFRS. Therefore, we determined that our disclosure will require modification different from what we responded in our previous response to you, as shown below, which will be revised in our future filings:

Original disclosure in our Form 20-F:

Aging of past due but not impaired.

December 31,
2013	2012

Up to 120 days	Ps.	3,352,068	Ps.	6,272,748

120 to 360 days		3,891,207		4,842,178

More than 360 days		7,082,162	Ps.	3,639,995

Total	Ps.	14,325,437		14,754,921

Modified disclosure:

In accordance with the nature of the Company’s activities, the industry in which it operates and its average credit terms, the Company has determined that accounts receivable aged greater than 180 are considered past due. The following table indicates billed accounts receivable past due but not impaired:

December 31,
2013	2012

Aged between 180 and 359 days	Ps.	648,487	Ps.	312,703

Aged 360 days and thereafter		590,310		1,174,113

Total	Ps.	1,238,797	Ps.	1,486,816

2.	In addition, we note that the detail you provided by project, that supports your modified disclosure of amounts past due 360 days but not impaired, does not agree to your proposed modified disclosure. For example, your table only presents Ps.590,310 of projects rather than the Ps.788,310 provided as more than 360 days in your proposed modified disclosure for the year ending December 31, 2013. In this regard, tell us what projects make up the remaining Ps.198,000 of amounts over 360 days but not impaired.

Response:

As noted in our response to question one, the disclosure in discussion presented our aging of accounts receivable and therefore included amounts for which a reserve for doubtful accounts had been recognized. Most significantly, this included the receivable from Grupo Mexicana de Aviacion, which had a reserve for the amount of Ps.198,000 and Ps.202,000 as of December 31, 2013 and 2012, respectively. Therefore, the net amount in our integration of projects greater than 360 days outstanding in our previous response of Ps.590,310 includes Ps.788,310 of gross accounts receivable less Ps.198,000 of reserve for Grupo Mexicana de Aviacion. As mentioned in our answer to question one of this letter, we will modify our disclosure in future filings such that the disclosure will present amounts past due but not impaired.

The revised integration by project of the above amounts past due but not impaired is as follows:

	December 31, 2013		December 31, 2012
	More than 180 days	More than 360 days	More than 180 days	More than 360 days

Túnel Emisor Oriente	Ps. 94,000	Ps. 345,000	Ps. -	Ps. -
Línea 12	—	—	—	9,616
PAC 4	116,495	—	—	—
Arco Sur	—	11,790	—	—
Hospital General Gea Gonzalez	—	—	114,507	—
Centro Internacional de Convenciones	91,025	—	—	—
Centro de readaptación Nayarit	193,038	—	—	—
Acueducto paralelo Chicbul	31,856	—	—	—
Distibuidor vial Puebla	32,741	—	—	—
PITCH	—	—	67,350	—
Centro commercial mayaland	—	—	20,509	—
Estadio Chivas	—	—	10,967	—
Hospital General La Paz	—	—	12,961	—
ICA Panamá	—		43,948	—
Queretaro Irapuato	—	180,979	—	200,979
La Yesca	—	—	—	824,461
Others	89,332	52,541	42,461	139,057

	Ps. 648,487	Ps. 590,310	Ps. 312,703	Ps. 1,174,113

3.	We note your response to comment 6, from our letter dated July 22, 2014, and understand that the receivable from billings on contract attributable to Metro Line 12 was Ps.3,798 million at December 31, 2013. However, in your response to prior comment five, your table indicates that this amount had not yet been billed at December 31, 2013. Please clarify. Additionally, please tell us whether an opinion has been rendered by the expert regarding the technical and administrative matters related to the construction project and whether the receivables have been subsequently billed to the Mexican government agency.

Response:

We respectfully inform the Staff that at December 31, 2013, we had Ps.3,798 million of cost and estimated earnings in excess of billings on uncompleted contracts from the Line 12 Metro project, which is represented by works that were performed, but for which final estimation has not yet been negotiated with the client. Accordingly, these amounts were not been finally billed to the client, for which our previous response should have read “cost and estimated earnings in excess of billings” as opposed to “billings on contract”. To date given that we remain in litigation with the client related to these amounts, we have not yet submitted the final bill to the client. However these amounts will soon be capable of billing through a judicial requirement.

In response to your question regarding the expert opinion, on December 13, 2013, the parties agreed, in a joint proposal presented to the Mexico City Internal Control Authority, as part of the contractual conciliation process, that both sides would be bound by an expert opinion on all technical and administrative matters submitted to the expert. At December 31, 2013 the matter was pending opinion before the expert, which was selected mutually by both the client and us. On January 16, 2014, the expert opinion as to specific technical and administration matters submitted was rendered favorably to us in its majority, indicating our ability to recover our pending receivables. However, the client subsequently disavowed the expert opinion. We continue to believe that such amounts are recoverable and are engaged in litigation with our client to enforce our rights both under the technical opinion rendered by the expert and for our other claims related to financial costs and certain other concepts not included in the expert opinion.

4.	We note your response to prior comment 7 and refer to the corrected table presented in your response. Please tell us if and how the error on your table impacted your financial statements. Since recoveries of amounts previously reserved “are recognized within results due to the fact that the account receivable was recovered and it is no longer necessary to account for it under allowance for doubtful accounts”, it appears to us that your pre-tax income and cash may be overstated by Ps.325,849,000. Please advise.

Response:

We respectfully inform the Staff that the error in the table did not impact our financial statements for the year ended December 31, 2013. Recoveries recognized in results for the year ended December 31, 2013 were Ps.70,301, not Ps.396,150. The error, therefore, was only made in the tabular disclosure, as noted below:

Year ended December 31, 2013
	Original	Modified	Difference

Write-offs	Ps. 208,248	Ps. 534,097	Ps. 325,849

Recoveries	396,150	70,301	(325,849)

Decrease of allowance for doubtful accounts	Ps. 604,398	Ps. 604,398	Ps. -

Therefore, there is no overstatement in our pre-tax income and cash in the amount of Ps.325,849.

5.	In addition, please tell us which project the write offs of Ps.534,097 related to. Please provide a breakdown of each project included in this balance and tell us how in light of the material nature of these write offs, you determined that any remaining balances related to these projects are collectible.

Response:

We respectfully inform the Staff that as mentioned in the reply 6 in our letter of October 31, 2014, we wrote-off Ps.330 million of the allowance for doubtful accounts related to the Metro Line 12 project. Additionally, we wrote-off Ps.204 million of the allowance for doubtful accounts related to the Project Esmeralda Resort. As a result of our analysis we concluded at December 31, 2013, that these amounts would not recoverable.

At December 31, 2013 and as of the date of the filing of our 2013 Form 20-F, we had analyzed and determined that the remaining receivable related to the Line 12 Metro project was recoverable, based on the technical and legal means at our disposal to recover the accounts associated with Metro Line 12. This included documentary evidence maintained with respect to the additional works requested of and carried out by us, as well as the previously mentioned contractual conciliation procedure where the client and we agreed to be bound by the expert opinion. This was further evidence by opinion of external and internal counsel under applicable law issued to support our position as well as the findings in the January 2014 technical opinion itself. Although in the customer subsequently disavowed the expert opinion, that opinion was clearly in our favor for the majority of our outstanding receivable and the matters submitted to it (certain other concepts for interest, and other non-technical legal claims were not submitted to the expert), for which reason we continue to believe that the receivable is recoverable.

With respect to the Project Esmeralda Resort, the write off encompasses 100% of the accounts receivable related to that project.

Note 31. Stockholders’ Equity, page F-118

f. Equity forward, page F-119

6.	Please describe to us in greater detail the instrument or instruments that give rise to the written put and purchased call, including how they can be settled.

Response:

On May 22, 2012, we, as buyer, signed a contract with Banco Santander, as seller, for a purchased call (the “Call”) to give us the right to purchase 22,280,100 of our shares at an average strike price of Ps.24.99 and maturing in August 21, 2013. On the same date, we signed another contract with Banco Santander for a written put, allowing Santander to put to us (the “Put”) the same number of shares at the same average strike price and same maturity. The realization of the Call and Put was subject to a schedule of maturities agreed at the time of the contracts, to be applied during the contract period. Settlement of both the Call and the Put were physical or in cash, a determination that would be made three days before the instruments were exercised.

Included is an example one of the maturities in the maturity calendar:

	Call	Put
Party A	Santander	Santander
Party B	ICA	ICA
Trade date	May 22, 2012	May 22, 2012
Start Date	May 22, 2012	May 22, 2012
Settlement date	May 24, 2013	May 27, 2013
Term	365 days	365 days
Operation	Purchase	Sale
Notional	550,000 shares	550,000 shares
Strike Price	22.976	22.976
Premium	1,980,000	1,980,000
Settlement method	(1)	(1)

(1) Three days prior to each maturity ICA had the option to select either of the following settlement methods: net of cash or physical.

7.	We note from your response to our prior comment 3 that you determined that the two components in substance combine to form a synthetic forward and should be treated as one derivative financial instrument. Please tell us how you applied the guidance in IAS 32.42 along with any other applicable IFRS in determining that you can offset the two components.

Response:

With respect to IAS 32.42(a), we respectfully inform the Staff that this derivative is managed under ISDA agreements; the legal right to offsetting is not contingent in any future event and is allowed within the normal course of operations, upon an event of default, and in the event of insolvency or bankruptcy of the entity or the counterparty. Accordingly, this financial instrument is covered by a legally enforceable master netting agreement, thereby giving us the legally enforceable right to offset.

With respect to IAS 32. 42(b), the nature of the instrument is such that when the Call is “in the money”, the Put is “out of the money” and vice versa. Additionally, when the Call is exercised, the Put will automatically be settled and vice versa. Accordingly, we intend to realize the asset and settle the liability simultaneously in such a manner that the outcome is, in effect, equivalent to net settlement.

8.	Please clarify for us the specific adjustments that you determined were necessary in order to account for the instrument(s) under IFRS. In this regard, it does not appear from the as restated balance sheet you provided in the response that there were any adjustments to assets or liabilities.

Response:

As noted in our previous letter to you, initially, we considered the synthetic forwards to be separate instruments, with a written put option that would be net settled in cash and a purchased call option with gross physical settlement. Our accounting in 2012 and 2013 followed that understanding. Accordingly, during 2012, upon entering into the contract, a premium of Ps.63,662 was generated for both the Call and the Put; the premium paid for the Call was recorded with a charge to stockholders' equity and the premium received for the Put was recorded as a liability for derivatives. Subsequent valuations of the Call and the Put during 2012 and 2013 were recognized either through equity or results. As a result of these subsequent valuations, the value of the liability for the put essentially decreased to Ps.6 million at the end of 2012 and zero at the end of 2013, while the value of the Call increased to Ps.75 million at the end of 2012 and decreased to Ps.64 million at the end of 2013. In conjunction with the exercise of a portion of the Call in 2013 as well as the valuation of the remaining portion in 2013, we recognized the corresponding asset via elimination of the amounts originally included in equity. Accordingly, there were no adjustments necessary to assets and liabilities in at the end of 2013 in order to account for the instrument under IFRS. Below, we have included our previous tables of the amounts originally reported and as adjusted, had the amounts been adjusted, along with an explanation of each adjustment:

Consolidated Statements of Financial Position as of December 31, 2013:

	December 31, 2013 (as previously reported)	December 31, 2013 (as adjusted)	Difference	Description

Current assets	Ps 42,766,793	Ps. 42,766,793	Ps. -
Non-current assets:	58,740,351	58,740,351	-

Total assets	Ps. 101,507,144	Ps. 101,507,144	Ps. -

Current liabilities	Ps. 38,620,330	Ps. 38,620,330	Ps. -
Non-current liabilities	38,755,032	38,755,032	-
Total liabilities	77,375,362	77,375,362	-

Common stock	8,407,533	8,407,533	-
Additional paid-in capital	7,140,502	7,157,653	17,151	(a)
Earned capital:	3,028,385	3,011,234	(17,151)	(b)
Controlling interest	18,576,420	18,576,420	-

Non-controlling interest	5,555,362	5,555,362	-

Total stockholders’ equity	24,131,782	24,131,782	-

(a)	Adjustment represents amounts is composed of a charge to additional paid-in capital for an adjustment of Ps.22,674 related to the valuation of the instrument originally taken to equity , net of a credit to additional paid-in capital of Ps.20,659 related to the exercise of the Call during 2013, and a credit to additional paid-in capital of Ps.19,166 related to cumulative deferred income tax impacts.
(b)	Adjustment is composed of credit to retained earnings of Ps.5,355 (see explanation in (c) and (d)) and a debit of Ps.22,506 of deferred income tax for the year 2012, recognized within accumulated results.

Consolidated Statements of Income for the year ended December 31, 2013:

	Year ended December 31, 2013 (as previously reported)	Year ended December 31, 2013 (as adjusted)	Difference	Description

Operating income	Ps. 3,132,571	Ps. 3,132,571	Ps. -

Financing cost and others	2,064,557	2,062,542	(2,015)	(c)

Income tax benefit from continuing and discontinued operations	(354,337)	(357,677)	(3,340)	(d)

Consolidated net income for the year	Ps. 1,422,351	Ps. 1,427,706	Ps. 5,355

Consolidated net income attributable to:
Controlling interest	Ps. 423,552	Ps. 428,907	Ps. 5,355
Non-controlling interest	998,799	998,799	—

Consolidated net income for the year	Ps. 1,422,351	Ps. 1,427,706	Ps. 5,355

Basic and diluted earnings per common share of controlling interest from consolidated net income	Ps. 0.695	Ps. 0.704	Ps. 0.009

(c)	Adjustment is a net effect of a credit to results of Ps.22,674 related to the valuation of the instrument that was originally taken to additional paid-in capital and a debit of Ps.20,659 related to the exercise of the Call during 2013.
(d)	Adjustment corresponds the change in deferred income tax balance, which was determined Ps.19,166 that was originally recorded in additional paid-in capital, less Ps.22,506 (see (i)) of deferred income tax for the year 2012, as a result the comparison between beginning balance and ending balance.

Consolidated Statements of Financial Position as of December 31, 2012:

	December 31, 2012 (as previously reported)	December 31, 2012 (as adjusted)	Difference	Description

Current assets	Ps. 33,466,008	Ps. 33,466,008	Ps. -
Non-current assets:	64,803,916	64,827,488	23,572	(e)
Total assets	Ps. 98,269,924	Ps. 98,293,496	Ps. 23,572

Current liabilities	Ps. 28,231,852	Ps. 28,231,852	Ps. -
Non-current liabilities	49,604,171	49,597,735	(6,436)	(f)
Total liabilities	77,836,023	77,829,587	(6,436)

Common stock	8,370,958	8,370,958	—
Additional paid-in capital	7,043,377	7,095,891	52,514	(g)
Earned capital:	985,469	962,963	(22,506)	(h)
Controlling interest	16,399,804	16,429,812	30,008

Non-controlling interest	4,034,097	4,034,097	—

Total stockholders’ equity	20,433,901	20,463,909	30,008

Total liabilities and stockholders’ equity	Ps. 98,269,924	Ps. 98,293,496	Ps. 23,572

(e)	Adjustment is a debit of financial asset for the Call option of Ps.75,020 and credits of Ps.6,436 that correspond to reclassification of the financial liability for the Put to net it against the financial asset for the Call and Ps.45,012 of an adjustment to correct the deferred income tax impacts originally recorded within stockholders’ equity to record it through results.

(f)     Adjustment is to reclassify the financial liability related to the Put as mentioned in (e) above.

(g)   Adjustment is to move the adjustment for the valuation of the instrument originally recorded in stockholders’ equity to assets of Ps.75,020 less the deferred income tax impact of Ps.22,506.

(h)	Adjustment is to record liability of deferred income tax of Ps.22,506 with debit to results.

Consolidated Statements of Income for the year ended December 31, 2012:

	Year ended December 31, 2012 (as previously reported)	Year ended December 31, 2012 (as adjusted)	Difference	Description

Operating income	Ps. 1,678,576	Ps. 1,678,576	Ps. -

Income tax from continuing and discontinued operations	95,778	118,284	22,506	(i)

Consolidated net income for the year	Ps. 1,529,231	Ps. 1,506,725	Ps. (22,506)

Consolidated net income attributable to:
Controlling interest	Ps. 955,038	Ps. 932,532	Ps. (22,506)
Non-controlling interest	574,193	574,193	—

Consolidated net income for the year	Ps. 1,529,231	Ps. 1,506,725	Ps. (22,506)

Basic and diluted earnings per common share of controlling interest from consolidated net income	Ps. 1.575	Ps. 1.538	Ps. (0.037)

(i)	Adjustment by debit to record liability of deferred income tax of Ps.22,506 within results.

9.	Please provide us with the disclosures that you intend to include in future filings related to the instrument(s).

Response:

We respectfully inform the Staff that we propose the following inclusion in our December 31, 2014 financial statements:

“On May 22, 2012, ICA, as buyer, signed a contract with Banco Santander, as seller, for a purchased call (the “Call”) to give ICA the right to purchase 22,280,100 of its shares at an average strike price of Ps.24.99, maturing on August 21, 2013. On the same date, ICA signed another contract with Banco Santander for a written put, allowing Santander to put to ICA (the “Put”) the same number of shares at the same average strike price and same maturity. The realization of the Call and Put was subject to a schedule of maturities agreed at the time of the contracts, to be applied during the contract period. Settlement of both the Call and the Put were physical or in cash, a determination that would be made three days before the instruments were exercised.

At December 31, 2012, the value of the instrument was recognized as a liability of Ps.6 million, a charge to equity of Ps.75 million less deferred income taxes of Ps.23 million, and a corresponding gain recognized in results of Ps.69 million.

In August 2013, the instrument was restructured. The modification consisted of an extension of the term of the instrument until February 2014 and a change in the strike price. This modification, subsequent valuations and the exercise of a portion of the instrument in 2013 resulted in a value of the instrument at December 31, 2013 of Ps.64 million in assets, Ps. 132 million in issued common stock, and Ps.68 million charged to results.

Upon reassessing the accounting for the instrument, ICA determined that certain amounts recognized through equity during 2012 and 2013 were not appropriate, as such amounts should have been recognized either through results or as an asset or liability. Accordingly, as of December 31, 2012, assets were understated by Ps.23 million, liabilities were overstated by Ps.6 million and equity was understated by Ps.52 million; results were overstated by Ps.23 million. As of and for the year ended December 31, 2013, results were understated by Ps.5 million. ICA does not believe these effects to be material to its 2013 and 2012 financial information; consequently it has not modified its financial information from prior years.

Beginning November 2013 and until February 2014, ICA fully exercised the instruments, repurchasing 22,013,000 of its own shares resulting, in a net gain of Ps.77 million (Ps.23 million in 2013 and Ps.54 million in 2014).”

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

Sincerely,

/s/ Victor Bravo

Victor Bravo

Chief Financial Officer

cc:       Alonso Quintana Kawage

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo García Chávez

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited